                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             R. G. BARRY CORPORATION
                             -----------------------
             (Exact name of registrant as specified in its charter)

              UNITED STATES                              31-4362899
----------------------------------------     -----------------------------------
(State of incorporation or organization)     (I.R.S Employer Identification No.)


13405 YARMOUTH ROAD, N.W. PICKERINGTON, OHIO                        43147
--------------------------------------------                --------------------
  (Address of principal executive offices)                        (Zip Code)

  Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                     Name of each exchange on which
        to be so registered                     each class is to be registered
-------------------------------------        -------------------------------------
   COMMON SHARES, PAR VALUE $1.00                   AMERICAN STOCK EXCHANGE

SERIES I JUNIOR PARTICIPATING CLASS A               AMERICAN STOCK EXCHANGE
  PREFERRED SHARE PURCHASE RIGHTS

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: [ ]

Securities Act registration statement file number to which this Form relates:
NOT APPLICABLE

     Securities to be registered pursuant to Section 12(g) of the Act: NONE


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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Common Shares, Par Value $1.00

         The capital stock of R. G. Barry Corporation (the "Company" or "Registrant") to be registered on the American Stock Exchange is the Registrant's Common Shares with a par value of $1.00 per share (the "Common Shares"). The Company is authorized to issue 27,500,000 shares, of which 22,500,000 are Common Shares and 5,000,000 are preferred shares. As of November 30, 2005, there were 9,918,103 Common Shares outstanding, 910,000 Common Shares held in the treasury and no preferred shares outstanding.

         Holders of outstanding Common Shares are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor, subject to the rights of holders of preferred shares of the Company and to restrictions contained in Company's credit agreements. Dividends that may be declared on the Common Shares will be paid in an equal amount to each holder of a Common Share. No preemptive rights are conferred upon the holders of the Common Shares and the Common Shares are not convertible. Upon liquidation, all Common Shares are entitled to participate ratably in the assets of the Company available for distribution to holders of Common Shares. There are no redemption or sinking fund provisions applicable to the Common Shares. All of the outstanding Common Shares are fully paid and nonassessable. Neither the Company's Articles of Incorporation, as amended (the "Articles") or its Code of Regulations, as amended (the "Regulations") contain any restrictions on the transfer of Common Shares.

         Holders of the Common Shares are entitled to one vote per share at all meetings of shareholders and are not permitted to cumulate their votes in the election of directors. Directors are elected by a plurality vote and the directors are divided into three classes, with one class being elected each year. All other matters submitted to the shareholders are decided by the vote of the proportion of the shares, or of any class of shares, or of each class, required by law, the Articles or the Regulations in respect of the matter being considered.

         The Articles and Regulations contain several provisions which may be deemed to have anti-takeover effects. These provisions include: (1) an 80% shareholder vote requirement in order to approve certain major corporate transactions (e.g., merger or consolidation, sale or other disposition of all or substantially all of the Company's assets, liquidation or dissolution or the Company, etc.) with certain holders of stock representing 10% or more of the voting power of the Company, unless a majority of the "disinterested" directors approves the transaction or certain price criteria and procedural requirements are satisfied; (2) the elimination of cumulative voting in the election of directors; (3) the classification of the Board of Directors into three classes so that each director serves three years, with one class being elected each year; (4) a requirement that directors, during their terms, may be removed only by an 80% shareholder vote; and (5) certain procedural requirements, including provisions governing the time period for setting special shareholder meetings, record dates and nominating directors and specifying who may call special shareholder meetings. The shareholders of the Company have previously approved each of these provisions.

         In addition to the anti-takeover measures contained in the Articles and Regulations discussed above, there are certain provisions of the Ohio Revised Code that may have anti-takeover effects. Section 1701.831 of the Ohio Revised

Code, known as the "Control Share Acquisition Act," provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any person's acquisition of an issuer's shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; or (iii) a majority or more of such voting power. The Control Share Acquisition Act does not apply to a corporation if its articles or code of regulations so provide. The Company has not opted out of the application of the Control Share Acquisition Act.

         If a person becomes the beneficial owner of 10% or more of an issuer's shares without the prior approval of its board of directors (an "acquirer"), Chapter 1704 of the Ohio Revised Code, known as the "Merger Moratorium Statute," prohibits the following types of transactions for at least three years if they involve both the issuer and either the acquirer or anyone affiliated or associated with the acquirer: (i) the disposition or acquisition of an interest in assets owned or controlled by the issuer or such acquirer meeting thresholds specified in the statute; (ii) mergers, consolidations, combinations and majority share acquisitions; (iii) a voluntary dissolution; (iv) the issuance or transfer of shares or any rights to acquire shares of the issuer having a fair market value at least equal to 5% of the aggregate fair market value of the issuer's outstanding shares; (v) a transaction that increases the acquirer's proportionate ownership of the issuer; and (vi) the provision of any other benefit to the acquirer that is not shared proportionately by all shareholders. The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the transaction is approved by the holders of at least two-thirds of the voting power of the issuer (and the holders of at least a majority of disinterested shares for purposes of the Merger Moratorium Statute) or satisfies statutory conditions relating to the fairness of the consideration to be received by the shareholders. The Merger Moratorium Statute does not apply to a corporation if its articles so provide. The Company has not opted out of the application of the Merger Moratorium Statute.

         The foregoing description of the Common Shares does not purport to be complete and is qualified in its entirety by reference to the Articles and Regulations, which are filed as exhibits hereto and are hereby incorporated herein by reference.

Series I Junior Participating Class A Preferred Share Purchase Rights

         On February 19, 1998, the Registrant declared a dividend distribution of one Right for each outstanding Common Share of the Company to shareholders of record at the close of business on March 16, 1998. Each Right entitles the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-hundredth of a Series I Junior Participating Class A Preferred Share, par value $1.00 per share, at a purchase price of $40.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent.

         Initially, the Rights attached to all Common Share certificates representing shares then outstanding, and no separate Rights Certificates were distributed. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (the "Share Acquisition Date"), other than



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

as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other shareholders, or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding Common Shares. Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and
(iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 16, 2008, unless earlier redeemed or extended by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only Common Shares issued prior to the Distribution Date will be issued with Rights.

         In the event that a person becomes the beneficial owner of more than twenty percent (20%) of the then outstanding Common Shares, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $40.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $80.00 worth of Common Shares (or other consideration, as noted above) for $40.00. Assuming that the Common Shares had a per share value of $10.00 at such time, the holder of each valid Right would be entitled to purchase eight Common Shares for $40.00.

         In the event that, at any time following the Share Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

         At any time until ten (10) business days following the Share Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.0l per Right (payable in cash, Common Shares or other



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

consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.0l redemption price. The foregoing notwithstanding, the rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board as a result of a proxy contest.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common shares of the acquiring company as set forth above.

         Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment may be made at such time as the Rights are not redeemable.

         Each outstanding Common Share as of March 16, 1998 received one Right. As long as the Rights are attached to the Common Shares and in other certain circumstances specified in the Rights Agreement, the Company is required to issue one Right for each Common Share issued on or after March 16, 1998.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditioned on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its shareholders as determined by a majority of the Board of Directors who are not affiliated with the person making the offer, or willing to negotiate with the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to ten days following the Share Acquisition Date redeem all but not less than all of the then outstanding Rights.

         The Rights Agreement specifying the terms of the Rights and the Articles, which set forth the terms of the Preferred Shares, are referenced in the exhibits hereto and are incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Articles.


ITEM 2. EXHIBITS

        See Index to Exhibits.

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

                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        R. G. BARRY CORPORATION



                                        By:/s/ Daniel D. Viren
                                           -------------------------------------
Date:  December 1, 2005                    Daniel D. Viren
                                           Senior Vice President -- Finance,
                                           Chief Financial Officer and Secretary

                                INDEX TO EXHIBITS

Exhibit              Description                                                 Location
-------              -----------                                                 --------
 1(a)    Articles of Incorporation of Registrant               Incorporated herein by reference to Exhibit
         (as filed with Ohio Secretary of State on             3(a)(i) to Registrant's Annual Report on Form 10-K
         March 26, 1984)                                       for the fiscal year ended December 31, 1988 (File
                                                               No. 0-12667) ("Registrant's 1988 Form 10-K")

 1(b)    Certificate of Amendment to the Articles              Incorporated herein by reference to Exhibit
         of Incorporation of Registrant                        3(a)(i) to Registrant's 1988 Form 10-K
         Authorizing the Series I Junior
         Participating Class B Preferred Shares
         (as filed with the Ohio Secretary of
         State on March 1, 1988)

 1(c)    Certificate of Amendment to the Articles              Incorporated herein by reference to Exhibit
         of Registrant (as filed with the Ohio                 3(a)(i) to Registrant's 1988 Form 10-K
         Secretary of State on May 9, 1988)

 1(d)    Certificate of Amendment to the Articles              Incorporated herein by reference to Exhibit 3(b)
         of Incorporation of Registrant (as filed              to Registrant's Annual Report on Form 10-K for the
         with the Ohio Secretary of State on May               fiscal year ended December 30, 1995 (File No.
         22, 1995)                                             001-08769) ("Registrant's 1995 Form 10-K")


 1(e)    Certificate of Amendment to Articles of               Incorporated herein by reference to Exhibit 3(c)
         Incorporation of Registrant (as filed                 to Registrant's 1995 Form 10-K
         with the Ohio Secretary of State on
         September 1, 1995)

 1(f)    Certificate of Amendment to Articles of               Incorporated herein by reference to Exhibit
         Incorporation of Registrant (as filed                 4(h)(6) to Registrant's Registration Statement on
         with the Ohio Secretary of State on May               Form S-8, filed June 6, 1997 (Registration No.
         30, 1997)                                             333-28671)

 1(g)    Certificate of Amendment to the Articles              Incorporated herein by reference to Exhibit
         of Incorporation of Registrant                        3(a)(7) to Registrant's Annual Report on Form 10-K
         Authorizing Series I Junior Participating             for the fiscal year ended January 3, 1998 (File
         Class A Preferred Shares (as filed with               No. 001-08769) ("Registrant's 1997 Form 10-K")
         the Ohio Secretary of State on March 10,
         1998)

 1(h)    Articles of Incorporation of Registrant               Incorporated herein by reference to Exhibit
         (reflecting amendments through March 10,              3(a)(8) to Registrant's 1997 Form 10-K
         1998) [for purposes of SEC reporting
         compliance only -- not filed with the
         Ohio Secretary of State]

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

Exhibit              Description                                                 Location
-------              -----------                                                 --------
 2(a)    Certificate adopting amendments to Code               Incorporated herein by reference to Exhibit 3.1 to
         of Regulations of Registrant                          Registrant's Quarterly Report on Form 10-Q for the
         (shareholders' action on May 27, 2004)                quarterly period ended July 3, 2004 (File No.
                                                               001-08769)("Registrant's July 3, 2004 Form 10-Q")

 2(b)    Code of Regulations of Registrant                     Incorporated herein by reference to Exhibit 3.2 to
         (reflects all amendments through May 27,              Registrant's July 3, 2004 Form 10-Q
         2004)

  3      Rights Agreement, dated as of February                Incorporated herein by reference to Exhibit 4 to
         19, 1998, between Registrant and The Bank             Registrant's Current Report on Form 8-K, dated
         of New York, as Rights Agent                          March 13, 1998 and filed March 16, 1998 (File No.
                                                               001-08769)

  4      Loan Agreement, dated as of January 21,               Incorporated herein by reference to Exhibit 4 to
         2000, among Banque Tarneaud, S.A., Banque             Registrant's Quarterly Report on Form 10-Q for the
         Nationale de Paris, and Escapade, S.A.                quarterly period ended April 1, 2000 (File No.
                                                               001-08769)

  5      Financing Agreement, dated March 31,                  Incorporated herein by reference to Exhibit 10.54
         2005, between Registrant and The CIT                  to Registrant's Annual Report on Form 10-K for the
         Group/Commercial Services, Inc.                       fiscal year ended January 1, 2005 (File No.
                                                               001-08769)

  6      Form of Share Certificate for Common                  Included herewith
         Shares of the Registrant

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